Exhibit 1

Media Release

31 March 2006

New Zealand structured finance transaction

As advised by Westpac in previous announcements of 6 August 2004, 30 September 2004 and April 2005, the New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued reassessments in respect of the 1999 and 2000 tax years.

The NZIRD has now issued further amended assessments in respect of the 2001 tax year. These assessments have been issued in respect of seven transactions, which include the three transactions undertaken in the 1999 tax year, the two transactions undertaken in the 2000 tax year and an additional two structured finance transactions undertaken in the 2001tax year. The maximum potential tax liability reassessed for the 2001 year is NZD 90 million and with interest this increases to NZD 126 million (calculated to 31 March 2006).

Consistent with the proposed figures disclosed in Westpac’s previous announcements, the maximum potential tax liability reassessed for the 1999 year remains NZD18 million (with interest NZD25 million) and the maximum potential tax liability reassessed for the 2000 year remains NZD61 million (with interest NZD85 million).

These further reassessments will be disputed, as Westpac is confident that the tax treatment applied in all cases is correct. A binding ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.

Westpac does not accept that the reassessments it has received from the NZIRD with respect to the 2001 tax year impact of the seven transactions are correct and will contest them.

Westpac has already disputed the three transactions undertaken in 1999 and the two transactions undertaken in the 2000 year and these matters are currently before the court.

Consistent with its previous approach taken, Westpac does not expect to raise a provision for any tax liability relating to this matter in its 2006 accounts.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 8253 3510 Mb: 0419 683 411